Exhibit 99.1

Investor Relations Contacts:
Roni Gavrielov	Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations	KCSA Strategic Communications
+972-3-516-7620	212-896-1249/212-896-1236
roni@km-ir.co.il	jgoldberger@kcsa.com / mcsaby@kcsa.com

SHAMIR OPTICAL INDUSTRY REPORTS
FOURTH QUATER AND YEAR-END 2010 RESULTS

Full Year 2010 Revenue up 11.0%
Full Year 2010 Net Income Increased 17.5%

KIBBUTZ SHAMIR, Israel, March 14, 2011 – Shamir Optical Industry Ltd. (Nasdaq: SHMR) ("Shamir"), a leading provider of innovative products and technology to the ophthalmic lens market, today announced unaudited financial results for the fourth quarter and year ended December 31, 2010.

For the quarter ended December 31, 2010, revenues increased 5.4% to $39.1 million, compared with revenues of $37.1 million for the same period in 2009. Gross profit for the quarter was $21.1 million, or 54.0% of revenues, compared with gross profit of $20.4 million, or 55.0% of revenues for the same period last year.

For the quarter ended December 31, 2010, operating income was $3.3 million, or 8.6% of revenues, compared with operating income of $4.5 million, or 12.3% of revenues for the same period last year.  The reduction in operating income year-over-year was primarily due to the mix of products sold which negatively affected gross profit, costs associated with the Company’s previously announced transaction with Essilor International, restructuring costs in France and an increase in marketing and selling expenses.

Net income for the quarter was $3.0 million, compared with net income of $3.5 million for the same period in 2009. Net income attributable to Shamir's shareholders was $2.8 million or $0.16 per diluted share, compared with $3.3 million or $0.20 per diluted share for the same period in 2009.

Excluding the effect of non-cash stock-based compensation expenses, amortization of intangible assets, restructuring costs in France in 2010 and Essilor transaction costs in 2010, operating income for the quarter was $4.6 million, or 11.8% of revenues, compared with operating income of $5.0 million, or 13.5% of revenues, for the same period last year.

Excluding the effect of non-cash stock-based compensation expenses, amortization of intangible assets, accretion of redeemable non-controlling interest, restructuring costs in France in 2010 and Essilor transaction costs in 2010, all net of tax, net income attributable to Shamir's shareholders for the quarter was $3.9 million, or $0.22 per diluted share, compared with net income of $3.6 million, or $0.22 per diluted share for the same period last year.

For the year ended December 31, 2010, revenues increased 11.0% to $158.0 million, compared with revenues of $142.4 million for the year 2009. Gross profit for the year 2010 was $86.5 million, or 54.8% of revenues, compared with gross profit of $76.9 million, or 54.0% of revenues for last year.

For the year ended December 31, 2010, operating income increased 14.0% to $19.8 million, or 12.5% of revenues, compared with operating income of $17.3 million, or 12.2% of revenues for last year.

Net income for the year increased 17.5% to $15.6 million, compared with net income of $13.3 million for  the year 2009. Net income attributable to Shamir's shareholders increased 15.8% to $14.8 million or $0.87 per diluted share, compared with $12.8 million or $0.77 per diluted share for the year 2009.

Shamir / Page 2

Excluding the effect of non-cash stock-based compensation expenses, amortization of intangible assets, restructuring costs in France in 2010, Essilor transaction costs in 2010 and compensation to the Company’s former chief executive officer in 2009, operating income for the year was $23.4 million, or 14.8% of revenues, compared with operating income of $19.2 million, or 13.5% of revenues, for last year.

Excluding the effect of non-cash stock-based compensation expenses, amortization of intangible assets, accretion of redeemable non-controlling interest, restructuring costs in France in 2010, Essilor transaction costs in 2010 and compensation to the Company’s former chief executive officer in 2009, all net of tax, net income attributable to Shamir's shareholders for the year increased 24.2% to $17.7 million, or $1.05 per diluted share, compared with net income of $14.3 million or $0.86 per diluted share for last year.

The reconciliation of GAAP operating income and net income to non-GAAP operating income and non-GAAP net income is set forth below.

As of December 31, 2010, the Company had cash and cash equivalents, including short-term investments of $28.4 million.

Commenting on the results, Amos Netzer, Chief Executive Officer of Shamir, said, “I am satisfied with our results for 2010.  During the year, we continued to successfully increase the recognition for Shamir-branded products, a testament to the strength of our organic growth and strategic acquisition strategy.  We also continued to have similar success with our efforts to optimize our operations as was demonstrated in the fourth quarter in France, where we went from a two-subsidiary structure, down to a single, more efficient structure.”

Mr. Netzer continued, “Most recently, we expanded our reach in Israel through the acquisition of the operations of a local distributor.  Through this action, we expect to achieve improved access to customers and to drive increased sales volume.  In addition, we expect to complete the acquisition of the operation of a local Italian laboratory in the second quarter to expand our footprint in Italy.”

Conference Call:

Shamir has scheduled a conference call for 11:00 a.m. ET today to discuss fourth quarter results.  To participate in the call, please dial (888) 562.3356 (U.S. and Canada) or (973) 582.2700 (International).  The conference ID for this event is 47057180.  For those unable to participate there will be a replay available from 2:00 p.m. ET on March 14, 2011 through 11:59 p.m. ET, March 21, 2011.  Please call: (800) 642.1687 (U.S. and Canada) or (706) 645.9291 (International).  The ID code for the replay is 47057180.

The call will be available as a live, listen-only webcast at www.kcsa.com. Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

About non – GAAP financial measures

This press release includes non-GAAP financial measures - non-GAAP operating income and non-GAAP net income – that exclude certain charges. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir believes that non-GAAP operating income and non-GAAP net income provides meaningful

Shamir / Page 3

supplemental information because these numbers reflect the Company’s core operational results and are used by management internally to review Shamir's financial results.

About Shamir

Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Creation(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Autograph(TM), Shamir Attitude(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

Safe Harbor Statement

Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

(Tables to follow)

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Balance Sheets (US dollars in thousands, except share and per share data)

	As of December 31,	As of December 31,
	2009	2010
CURRENT ASSETS:
Cash and cash equivalents	$19,929	$15,360
Short-term investment	11,679	12,998
Trade receivables (1)	33,648	34,223
Other receivables and prepaid expenses	7,918	8,190
Inventory	26,946	28,728
TOTAL CURRENT ASSETS	100,120	99,499

LONG-TERM INVESTMENTS:
Severance pay fund	2,909	3,013
Long-term receivables	427	604
Investments in affiliates	1,306	1,245
TOTAL LONG-TERM INVESTMENTS	4,642	4,862

PROPERTY, PLANT AND EQUIPMENT, NET	38,568	37,927
OTHER ASSETS	7,439	6,069
GOODWILL	12,945	13,942
TOTAL ASSETS	$163,714	$162,299

CURRENT LIABILITIES:
Short-term bank credit and loans	$11,033	$8,404
Current maturities of long-term loans	6,879	4,972
Trade payables	11,680	13,133
Accrued expenses and other liabilities	15,447	15,920
TOTAL CURRENT LIABILITIES	45,039	42,429

LONG-TERM LIABILITIES:
Long-term loans	12,599	8,866
Capital leases	2,367	1,237
Accrued severance pay	3,270	3,411
Other long-term liabilities	2,763	353
Deferred income taxes	2,224	1,875
TOTAL LONG-TERM LIABILITIES	23,223	15,742

Redeemable non-controlling interests	690	2,248
EQUITY:
Share capital
Common shares of NIS 0.01 par value
Authorized: 100,000,000 shares at December 31, 2009 and December 31, 2010; Issued and outstanding: 16,592,345 and 17,132,267 shares at December 31, 2009 and December 31, 2010, respectively	37	39
Additional paid-in capital	68,230	73,851
Accumulated other comprehensive income	(1,122)	(2,056)
Retained earnings	24,795	26,107
Total Shamir Optical Industry Ltd. Shareholders' equity	91,940	97,941
Non-controlling interests	2,822	3,939
TOTAL EQUITY	94,762	101,880
TOTAL LIABILITIES AND EQUITY	$163,714	$162,299
(1) Net of allowance for doubtful accounts of $ 3,076 and $ 3,409 as of December 31, 2009 and December 31, 2010, respectively

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Statements of Income
(US dollars in thousands, except per share data)
	Three Months Ended December 31,		Year Ended December 31,
	2009	2010	2009	2010
	(Unaudited)	(Unaudited)		(Unaudited)

Revenues, net	$37,073	$39,073	$142,384	$157,991
Cost of revenues	16,700	17,972	65,448	71,485
Gross profit	20,373	21,101	76,936	86,506

Operating Expenses:
Research and development costs	907	1,334	3,239	4,579
Selling and marketing expenses	10,537	12,236	40,959	44,937
General and administrative expenses	4,387	4,187	15,410	17,238
Total operating expenses	15,831	17,757	59,608	66,754
Operating income	4,542	3,344	17,328	19,752

Financial expenses and other, net	158	51	395	220
Income before taxes on income	4,384	3,293	16,933	19,532
Taxes on income	822	253	3,699	3,834
Income after taxes on income	3,562	3,040	13,234	15,698

Equity in losses (earnings) of affiliates, net	17	59	(31)	114
Net income	3,545	2,981	13,265	15,584

Net income attributable to non-controlling interests	201	165	477	772
Net income attributable to Shamir Optical Industry Ltd. Shareholders	$3,344	$2,816	$12,788	$14,812

Net earnings per share:
Basic	$0.20	$0.17	$0.78	$0.88
Diluted	$0.20	$0.16	$0.77	$0.87

Number of shares:
Basic	16,480	16,847	16,438	16,771
Dilutive	16,623	17,279	16,530	16,945

SHAMIR OPTICAL INDUSTRY LTD.
Reconciliation of Non-GAAP Operating Income and Net Income
(US dollars in thousands, except per share data)
	Three Months Ended December 31,		Year Ended December 31,
	2009	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating income	$4,542	$3,344	$17,328	$19,752

Non-GAAP adjustment:
Stock based compensation	79	138	451	565
Amortization of intangible assets	385	375	1,148	1,452
Essilor transaction costs	-	410	-	1,253
Restructuring costs in France	-	340	-	340
Compensation to former Chief Executive Officer	-	-	303	-
Non-GAAP operating income	$5,006	$4,607	$19,230	$23,362

Net income attributable to Shamir Optical Industry Ltd. Shareholders	$3,344	$2,816	$12,788	$14,812

Non-GAAP adjustment:
Stock based compensation	79	138	451	565
Amortization of intangible assets, net	284	276	863	1,075
Essilor transaction costs, net	-	408	-	1,040
Restructuring costs in France, net	-	228	-	228
Accretion of redeemable non controlling interest	(64)	(1)	(64)	2
Compensation to former Chief Executive Officer, net	-	-	227	-
Non-GAAP net income attributable to Shamir Optical Industry Ltd. Shareholders	$3,643	$3,865	$14,265	$17,722

Net earnings per share:
Basic	$0.22	$0.23	$0.87	$1.06
Diluted	$0.22	$0.22	$0.86	$1.05

Number of shares:
Basic	16,480	16,847	16,438	16,771
Dilutive	16,623	17,279	16,530	16,945